

April 8, 2011

Denis Corin
Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East
Suite 300
Seattle, Washington 98102

     Re: **Tapimmune, Inc.**
               Item 4.02 Form 8-K
               Filed March 30, 2011
               File No. 000-27239

Dear Mr. Corin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review Filed March 30, 2011

1. Please disclose the circumstances that led the Board of Directors to determine that previously issued financial statements should not be relied upon.

2. Please tell us if there are any other errors that you know of, and are going to restate for. If there are others, tell us why they are not included in this Form 8-K.

3. Please revise your statement that "…we request that you do not rely on the financial statements and related disclosure included in the Form 10-K" to specify which Form 10-K, should not be relied upon (i.e. December 31, 2009) and include the related Form 10-Q's, as applicable, that should also not be relied upon (i.e. June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010).

4. Please tell us whether you have reconsidered the adequacy of management's previous assertions in your December 31, 2009 Form 10-K, and 2010 Form 10-Qs as applicable, with regards to your disclosure controls and procedures and your internal controls over financial reporting in light of the issues described in this 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3652.

Sincerely,

Christine Allen
Staff Accountant